Crosswind Renewable Energy Corp.

2025 29th Place #200

Aventura, Fla 33180

July 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Re:	Crosswind Renewable Energy Corp a/k/a Community Redevelopment Corp.
Withdrawal of Request for Acceleration of Effective Date
File No. 000-26439

Dear Sirs:

As you know, we had submitted Correspondence on July 7th, 2021, wherein we had requested an acceleration of the Effective date relating to our Form 10. After conversation between our Counsel David Price and the Staff on July 8th, 2021, we understand that such a request is not applicable to a Form 10, and as such formally by this letter do hereby withdraw said request.

Should you have any questions or comments on this matter, please do feel free to contact either myself or our Counsel Mr. Price at (202) 536-5191.

Sincerely,

/s/ Charles Arnold
Charles Arnold
Chief Executive Officer